

SEC ... COMMISSION ...9

OMB Approval
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response...... 12.00

SEC FILE NUMBER
8 - 049360

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CROSSHILL FINANCIAL GROUP, INC.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825 K STREET, N.W. SUITE 1450
(No. and Street)

WASHINGTON (City) D.C. (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART J. YARBROUGH (202)296-1789
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, (Address) WASHINGTON, (City) DC (State) 20006 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, STUART J. YARBROUGH, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of CROSSHILL FINANCIAL GROUP, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:



Signature

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CROSSHILL FINANCIAL GROUP INC.

WASHINGTON, D.C.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

INDEPENDENT AUDITORS' REPORT

The Board of Directors
CrossHill Financial Group Inc

We have audited the accompanying statement of financial condition of CrossHill Financial Group Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CrossHill Financial Group Inc. at December 31, 2001, in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

February 27, 2002

CROSSHILL FINANCIAL GROUP INC.

WASHINGTON, D.C.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 26,780
Investments	12,400
Rent deposit	17,018
Income taxes receivable	96,174
Furniture and equipment	13,978
Total assets	$ 166,350

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$ 15,695
Stockholders' equity	
Common stock	20
Additional paid in capital	340,859
Retained earnings	(183,924)
Treasury stock	(6,300)
Total shareholders' equity	150,655
Total liabilities and shareholders' equity	$ 166,350

See accompanying notes to financial statements.

CROSSHILL FINANCIAL GROUP INC.

WASHINGTON, D.C.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Organization

CrossHill Financial Group Inc. (CrossHill) a Delaware corporation, was organized in 1998 for the purpose of engaging in investment banking and related activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Depreciation

Office equipment, furniture and fixtures are recorded at cost and are depreciated using the double declining balance method and are shown net of $21,526 accumulated depreciation.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or receivable plus deferred taxes related primarily to differences between financial and income tax reporting for depreciation and other items which create recognition timing differences. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 - CASH AND CASH EQUIVALENTS

The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At December 31, 2001, cash includes $26,680 in the Merrill Lynch Ready Asset Trust, a money market mutual fund.

(Continued)

NOTE 4 - LEASE COMMITMENTS

The Company leases office space from which its operations are conducted. The lease term is ten years expiring September 30, 2008. The Company has a tenant which sub-leases a portion of this space. The total future minimum lease payments under this lease, net of the payments under the sub-lease, are approximately $667,000 with $102,000 due in the next twelve months.

NOTE 5 - PROFIT SHARING PLAN

During the year the Company terminated its profit sharing plan and did not made any contribution for the year ended December 31, 2001.

NOTE 6 - COMMON STOCK

Common stock has $.01 par value and at December 31, 2001 there were 5,000 shares authorized of which 2,000 were issued and outstanding.

NOTE 7 - INCOME TAXES

The provision for current income taxes consists of:

	Federal	District of Columbia
Current Year Tax Benefit/(Expense)	$ 8,736	$ (464)

NOTE 8 - INVESTMENTS

At December 31, 2001, CrossHill had an equity investment in a company which was not readily marketable and no market value was available, therefore, it is shown on the statement of financial condition at cost.

NOTE 9 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

(Continued)

NOTE 10 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the National Association of Securities Dealers and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's aggregate indebtedness to net capital as of December 31, 2001, was 1.5 to 1. At December 31, 2001, the Company had net capital of $10,451 which was $5,451 in excess of its required net capital of $5,000.